Filed by Marriott Vacations Worldwide Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

This email has been sent to all MVW Senior Managers and above.

Thank you for attending the June Integration Town Hall. We are committed to keeping you updated and informed on the MVW and ILG integration planning process. One important update to note is the change in anticipated timing for the acquisition to close. We currently expect closing to occur at the end of August 2018, subject to the satisfaction or waiver of all of the conditions to closing.

In order to support you and your teams with questions you are receiving, we have created a Key Messages (attached) document for you to share with your associates, Owners and guests, as needed. This information has been gathered from the June 14 Integration Town Hall and the Frequently Asked Questions (FAQs) – Owner and associate versions.

In addition, we continue to receive additional questions from associates and have, therefore, refreshed the associate version of the FAQs on WAVE.

If you have a question not already included in the FAQs, please send to the mvw.integration@mvwc.com mailbox or anonymously via the Joint Townhall survey (last question).

Key Messaging on Value of the Deal    When combined, MVW and ILG will serve almost 2 million exchange members around the world, approximately 650,000 owners of upper upscale and luxury branded vacation ownership properties, about 300 managed properties, including MVC, SVO, WVO and HVO properties and properties managed by TPI, VRI VRIE and Aqua-Aston, and 20,000 vacation ownership units.    We will be the global licensee of seven upper-upscale and luxury vacation ownership brands.    Owners of MVW and ILG vacation ownership properties today account for more than one-third of Interval International’s exchange company membership.    Existing agreements with Marriott International and ILG’s current relationship with Hyatt will provide our combined company access to valuable marketing and sales channels.    Our larger combined organization is expected to have strong and diversified cash flows allowing the company to maintain a strong balance sheet.    Interval International’s leadership and headquarters will remain in Miami. Copyright © 2018 Deloitte Development LLC. All rights reserved. Private & Confidential 1

Key Messaging for Associates    Our two companies share the essentials for success – great cultures, inspiring values, a tireless commitment to our customers, and most vitally, a profound commitment to our associates.    For those associates who are not currently members of the integration team, your current contributions in the near term define our success. Please stay focused on current year priorities and goals as they continue to be of paramount importance.    It’s “business as usual” in very “unusual” times.    Expect there will be exciting opportunities for associates of both companies as part of a larger, more diversified global organization. What you are doing today could lead to something new tomorrow.    Our people are our most important asset and it is our intention to assure the success of the combined organization utilizing the very best talent from our two companies.    While no changes to compensation and benefits are anticipated in the short term, we are working through these compensation and benefit decisions as quickly as possible and will keep you informed as we have more information.    Copyright © 2018 Deloitte Development LLC. All rights reserved. Private & Confidential 2

Key Messaging for External Facing (Owner, Member Facing, HOA/COA)     Until the transaction closes, MVW and ILG remain separate companies and will continue to operate separately.    We currently expect the closing to occur at the end of August 2018, subject to the satisfaction of all remaining conditions to closing.    In the short term, as Steve said at the town hall, we are excited about the opportunities to grow all of the businesses that are part of this transaction.                Your Maintenance Fees will continue to be based on the operating and reserve expenses at your particular resort. The site teams and management company continues to look for opportunities to be more efficient in their operations while at the same time providing vacation memories that will last a lifetime.    Remember:    Growth… Innovation… Collaboration… that’s what we are committed to deliver! Copyright © 2018 Deloitte Development LLC. All rights reserved. Private & Confidential 3

MVW Associate FAQs

1.	What was announced on April 30?

•	On April 30, we announced that MVW will acquire ILG in a cash and stock transaction with an implied equity value of approximately $4.7 billion.

•	The acquisition will create a leading global provider of premier vacation experiences. We believe that bringing together MVW and ILG will be a major win for all our stakeholders, including our Owners, Members, guests, shareholders and you, our valued associates.

2.	When will the acquisition be completed?

•	We currently expect closing to occur at the end of August 2018, subject to the satisfaction or waiver of all of the conditions to closing, including receipt of MVW and ILG stockholder approval and Mexican anti-trust approval. Until then, MVW and ILG will continue to be separate companies, and it is business as usual.

3.	What is ILG?

•	ILG is a leading provider of premier vacation experiences with over 40 properties and more than 250,000 owners in its Vistana Signature Experiences and Hyatt Vacation Ownership portfolio. ILG is also our longstanding exchange partner with exchange networks comprising nearly two million members and over 3,200 resorts worldwide.

•	Importantly, ILG shares our dedication to customers and our commitment to creating an unparalleled vacation experience for our Owners, Members and guests.

•	For additional information about ILG, please visit its website at www.ilg.com.

4.	Why are we acquiring ILG? What are the benefits for MVW?

•	This transaction will create a global provider of premier vacation experiences, with significantly enhanced marketing potential and scale to drive sales growth and shareholder value creation.

•	With ILG, we will have approximately 650,000 owners and over 100 vacation properties located around the world.

•	We will also be the global licensee of seven upper-upscale and luxury vacation brands, including Marriott Vacation Club, Grand Residences by Marriott, The Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club, St. Regis Residence Club and Hyatt Residence Club.

•	In addition, we will have exclusive access for vacation ownership to the Marriott Rewards, Starwood Preferred Guest and The Ritz-Carlton Rewards loyalty programs for our six Marriott vacation ownership brands.

•	Through ILG’s relationship with Hyatt, we will also have rights to develop, market and sell under the Hyatt Vacation Ownership programs, including access to the almost 10 million members of the World of Hyatt loyalty platform.

•	We are confident that this enhanced marketing platform will enable us to drive accelerated sales growth across both MVW and ILG businesses.

•	Additionally, ILG’s exchange networks and resort management business represent profitable revenue streams that will further diversify the Company’s revenue profile and expand its margins.

•	We are pleased that the stakeholders of both companies, including MVW’s valued associates, will have the opportunity to participate in the potential of this combination.

5.	What are the terms of the transaction?

•	MVW will acquire all of the outstanding shares of ILG in a cash and stock transaction with an implied equity value of approximately $4.7 billion as of April 30, 2018.

•	ILG shareholders will receive $14.75 in cash and 0.165 shares of MVW common stock for each ILG share.

6.	Where will the combined company be headquartered? Who will lead it?

•	Following the close of the transaction, we will continue to be headquartered in Orlando. Interval International will be headquartered in Miami.

•	Upon the completion of the transaction, Steve Weisz will continue to lead our company as President and Chief Executive Officer, and John Geller will remain in his role as Chief Financial and Administrative Officer.

•	Our Board will expand from eight to 10 directors to include two current members of the ILG Board, with Bill Shaw continuing to serve as Chairman of the MVW Board.

•	Many other important decisions will be made as the integration planning commences. Stay tuned for updates throughout the process.

•	Until the transaction closes, MVW and ILG remain separate companies and it is business as usual.

7.	How will this impact our Owners, Members and guests?

•	This transaction will bring together two industry-leading partners with properties in some of the most highly demanded vacation destinations, including popular vacation locations in Mexico and the Caribbean.

•	Together, MVW and ILG will have over 100 vacation properties located all over the world and will be the global licensee of seven upper-upscale and luxury vacation brands, including Marriott Vacation Club, Grand Residences by Marriott, The Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club, St. Regis Residence Club and Hyatt Residence Club.

•	With additional high-quality properties and premier exchange networks, we remain committed to providing the same high level of service and will continue to strive to further improve our offerings and find ways to serve our Owners, Members, and guests even better in the future.

•	That said, please note that for now, there will be no changes in MVW’s programs or products.

•	Of course, Marriott Vacation Club, Grand Residences by Marriott, The Ritz-Carlton Destination Club and Vistana owners will also continue to have access for vacation ownership to the Marriott Rewards, Starwood Preferred Guest and The Ritz-Carlton Rewards loyalty programs, which are expected to be combined into a single loyalty program later in early 2019.

•	You should NOT speculate about the transaction, including any potential impacts to MVW’s or ILG’s current product offerings.

8.	What can associates expect in the interim?

•	Until the transaction is completed, it will be business as usual at MVW, with no impact on day-to-day operations.

•	Plans for the combination of MVW and ILG are already being developed, and we will keep you informed of important developments as we move through this process.

•	We will continue to communicate developments regarding the transaction as we move through the process.

9.	What are the plans to integrate the two companies?

•	Plans for the combination of MVW and ILG are already being developed, and we will keep you informed of important developments as we move through this process.

•	While we want to move as quickly as possible, we expect it to take 2 to 3 years for a full integration of all business processes and systems.

10.	Will there be any layoffs as a result of the transaction? Will there be any changes in staffing as a result of this transaction?

•	This transaction is in large part about growth. Our businesses are highly complementary and there are strong teams at both companies.

•	We expect that there will be exciting opportunities for associates of both companies as part of a larger, more diversified global organization. This could mean that an opportunity could arise somewhere in the new organization for you to take the skills and talents you have grown over your career and utilize them in important new ways. What you are doing today could lead to something new tomorrow.

•	Our associates are our most important asset and it is our intention to assure the success of the combined organization utilizing the very best talent from MVW and ILG that will support our future vision. In doing so, we will give fair consideration to associates from both companies.

11.	Will there be any changes to associate compensation or benefits?

•	Until the transaction closes, MVW and ILG will continue to operate as separate, independent businesses, and there will be no changes to benefits or compensation.

•	Further work will be undertaken to define the combined company’s benefits and compensation programs, but no decisions have been made regarding benefits or compensation following the close of the transaction. Rest assured, we are evaluating benefit and policy standards from both companies to put together the best packages and policies for associates.

12.	What should I say if an Owner, Member, or guest asks about this transaction?

•	You should tell them that this transaction is about bringing together two industry-leading partners with access to properties in some of the most highly demanded vacation destinations, including popular vacation locations in Mexico and the Caribbean.

•	Together, MVW and ILG will have over 100 vacation properties located all over the world and will be the global licensee of seven upper-upscale and luxury vacation brands, including Marriott Vacation Club, Grand Residences by Marriott, The Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club, St. Regis Residence Club and Hyatt Residence Club.

•	With additional high-quality properties and premier exchange networks, we remain committed to providing the same high level of service and will continue to strive to further improve our offerings and find ways to serve our Owners, Members and guests even better in the future.

•	That said, please note that for now, there will be no changes in MVW’s or ILG’s programs or products as a result of this transaction.

•	Of course, Marriott Vacation Club, Grand Residences by Marriott, The Ritz-Carlton Destination Club and Vistana owners will also continue to have access to the Marriott Rewards, Starwood Preferred Guest and The Ritz-Carlton Rewards loyalty programs, which are expected to be combined into a single loyalty program in early 2019.

•	You should NOT speculate about the transaction, including any potential impacts to MVW’s or ILG’s current product offerings.

13.	Who can I contact if I have more questions?

•	As we move through this process, we will do our best to keep you informed.

•	If you have any questions, please do not hesitate to reach out to your manager or email the integration team at mvw.integration@mvwc.com

14.	How will the integration impact Call Center and Sales and Marketing associates?

•	The transaction in the short-term does not change the way we sell or service our products and services. Our sales targets and performance goals for 2018 will not change.

•	We will maintain our focus on growth through our strong brands, our link to loyalty programs and our world-class service for Owners, Members and guests.

15.	What is the structure of the new organization going to look like?

•	The design of our new operating model is the first step in determining the structure of the organization, and work is currently underway. Once the operating model has been finalized, attention will shift to designing the appropriate organizational structure. As decisions are made, we will continue to communicate with you.

17.	What is not changing? What can we rely on to stay the same?

•	While all aspects of our existing and soon-to-be combined businesses are being reviewed, our combined organization will have strong commitments to:

•	deliver valued products and services;

•	provide excellent service to our Owners, Members, and guests;

•	develop and sustain a highly engaged and motivated workforce;

•	grow revenues and increase shareholder wealth; and

•	operate in legally, ethically and socially responsible ways.

18.	What is going to happen to the brands underneath MVW and ILG (e.g., The Ritz-Carlton Destination Club, Sheraton Vacation Club, Westin Vacation Club)?

•	In the short term, we do not anticipate any changes to the branding. As Steve said at the town hall on June 14, we are excited about the opportunities to maintain and grow all of the businesses that are part of this transaction.

19.	What kind of training will be provided to support customer-facing associates?

•	Training will be provided prior to Day 1 and delivered in the typical way that you currently receive training.

20.	What is the impact on loyalty programs?

•	Our teams are working with Marriott International on the best solutions for all involved and will let you know when decisions are made.

21.	If I work with contractors as part of my day-to-day job, will I need to renegotiate their contracts as part of the deal?

•	Many of MVW’s and ILG’s current contracts with others will not need to change as a result of the transaction. If you have questions about a particular contract, please contact the Law department by sending a message to the mvw.integration@mvwc.com mailbox.

22.	What should I do if new vendors are calling because they have heard about the acquisition?

•	Thank them for contacting and expressing interest in providing services to Marriott Vacations Worldwide.

•	Inform them that as we continue to work toward completing our transaction with ILG, and we are not yet able to engage in discussions with potential vendors regarding post-closing arrangements. We will be contacting vendors at a later date when we commence our RFP/RFI process.

Guidelines for Interacting with ILG Associates

•	There should be no coordination of competitive conduct between the two companies.

•	MVW’s associates should not attempt to influence ILG business decisions, and vice versa.

•	No activities or communications should imply that the transaction is completed.

•	Both MVW and ILG must continue to operate as entirely separate companies until the transaction is consummated.

•	All decisions concerning the pre-closing conduct of ILG’s business must be made independently by ILG personnel.

•	Actual implementation of any integration initiatives affecting ILG’s operations must be deferred until after the close of the transaction unless approved by its legal team.

•	As a reminder, it’s important that we all follow the official Integration Team’s lead and conduct all of our integration efforts only within the Integration Team structure. Please do not contact or in any way coordinate on integration matters with counterparts at ILG unless you are specifically asked to do so by the Integration Team.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding Marriott Vacations Worldwide Corporation’s (the “Company”) and ILG, Inc.’s (“ILG”) expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of the Company and ILG; our beliefs relating to value creation as a result of a potential combination of the Company and ILG; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding the Company’s and ILG’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as in ILG’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed by the Company with the SEC on June 6, 2018, and any amendments thereto.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between the Company and ILG, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that the Company’s stockholders may not approve the proposed transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and ILG will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of the Company and ILG described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and ILG will be submitted to the Company’s stockholders and ILG’s stockholders for their consideration. In connection with the proposed transaction, the Company prepared a registration statement on Form S-4 that included a preliminary joint proxy statement/prospectus for the stockholders of the Company and ILG and was filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2018, and each will mail the definitive joint proxy statement/prospectus to their respective stockholders and will file other documents regarding the proposed transaction with the SEC. These preliminary materials are not yet final and will be amended. This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by the Company or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

The Company, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018, and in its definitive proxy statement filed with the SEC on May 7, 2018. These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is presented in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by the Company with the SEC on June 6, 2018 and may be included in other relevant materials that the Company and ILG file with the SEC.